                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No.___)*

                     American Body Armor & Equipment, Inc.

                              (Name of Issuer)

                    Common Stock, par value $.03 per share

                       (Title of Class of Securities)

                                  024635 203

                               (CUSIP Number)

                               Warren B. Kanders
                        Kanders Florida Holdings, Inc.
                     85 Nassau Place, Yulee, Florida 32097
 ---------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 18, 1996
 ---------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /xx /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 7 Pages

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                                      13D


CUSIP No. 024635 203                                      Page 2 of 7 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


     Kanders Florida Holdings, Inc.
     IRS I.D. No. 58-2210921

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                            (b) /XX/



3  SEC USE ONLY



4  SOURCE OF FUNDS*

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE





                   7 SOLE VOTING POWER
                        4,524,178 (See Item 5)
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY            0
  OWNED BY
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH                4,524,178 (See Item 5)

                  10 SHARED DISPOSITIVE POWER
                        0




11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,524,178 (See Item 5)


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.3% (See Item 5)


14 TYPE OF REPORTING PERSON*

          CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                          Page 3 of 7 Pages
Item 1.  Security and Issuer

          This Statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $.03 per share (the "Common Stock"), of American Body Armor & Equipment, Inc. (the "Issuer"). The executive offices of the Issuer are located at 85 Nassau Place, Yulee, Florida 32097.


Item 2.   Identity and Background

          This Statement is being filed by Kanders Florida Holdings, Inc., a Delaware corporation ("KFH"). The principal business of KFH is that of a holding company. KFH's principal business and principal office address are 85 Nassau Place, Yulee, Florida 32097. KFH has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). KFH has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Warren B. Kanders is the President, sole director and sole shareholder of KFH. Mr. Kanders' business address is c/o Kanders Florida Holdings, Inc., 85 Nassau Place, Yulee, Florida 32097. Mr. Kanders' present principal occupation is that of a private investor, and he conducts such activities through Kanders
& Company, Inc., a private investment firm, with an address at 2100 South Ocean Boulevard, Suite 302 North, Palm Beach, Florida 33480, and through KFH, a holding company with an address at 85 Nassau Place, Yulee, Florida 32097.

          Mr. Kanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Kanders has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Mr. Kanders is a citizen of the United States.

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                                                               Page 4 of 7 Pages


Item 3.   Source and Amount of Funds or Other Consideration

          The shares of Common Stock of the Issuer acquired by KFH were paid for out of KFH's working capital funds. KFH acquired an aggregate of 2,880,217 shares of the Issuer's Common Stock and an aggregate of 1,131,075 shares of the Issuer's 3% Convertible Preferred Stock, stated value $1.00 per share (the "Preferred Stock"), for an aggregate purchase price of $3,190,000, of which an aggregate of $2,340,000 was paid in cash, and an aggregate of $850,000 was paid by the delivery by KFH of a promissory note. KFH acquired an additional 28,141 shares of the Issuer's Common Stock at no cost.


Item 4.   Purpose of Transactions.

          KFH considers the shares of Common Stock and Preferred Stock of the Issuer acquired by it (the "Shares") to be an attractive investment at the present time and, accordingly, subject to the conditions set forth below, currently intends to continue to purchase or sell Shares, as appropriate, either in the open market or in privately negotiated transactions.

          KFH's primary interest is to maximize the value of its investment in the Issuer. To this end, KFH intends continually to review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, KFH will continue to consider various alternative courses of action and will in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional Shares and, alternatively, may involve the sale of all or a portion of the Shares held by KFH in the open market or in privately negotiated transactions to one or more purchasers.

          In addition, upon consummation of the purchase of the Shares by KFH, four of the existing directors of the Issuer resigned, and the vacancies created thereby were filled by the following persons: Warren B. Kanders, who was elected Chairman of the Board of Directors, Burtt R. Ehrlich, director of the Reserve Equity Series and the Cater Allen family of mutual funds, and Nicholas Sokolow, a senior partner in the law firm of Sokolow, Dunaud, Mercadier & Carreras.

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                                                               Page 5 of 7 Pages

          KFH will seek to implement strategies for the Issuer which will continue to grow its existing business base and actively pursue industry consolidation through corporate acquisitions.


          Except as described above, KFH does not have any plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  Any action similar to any of those enumerated above.

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                                                               Page 6 of 7 Pages

Item 5.   Interest in Securities of the Issuer

          KFH is the owner of 2,908,358 shares of Common Stock and 1,131,075 shares of Preferred Stock of the Issuer. The Board of Directors of the Issuer has determined to convert all outstanding shares of Preferred Stock of the Issuer into Common Stock, at 110%

of the aggregate stated value of the Preferred Stock at a conversion price of $.77. Accordingly, 1,615,820 shares of Common Stock would be issuable to KFH upon such conversion of the 1,131,075 shares of Preferred Stock owned by KFH. The 4,524,178 shares of Common Stock of the Issuer that are owned by KFH constitute 66.3% of the outstanding shares of Common Stock of the Issuer, assuming conversion of all outstanding shares of Preferred Stock of the Issuer into Common Stock as hereinabove described. Warren B. Kanders, the President, sole director and sole shareholder of KFH, may be deemed to be the beneficial owner of such shares of Common Stock that are owned by KFH.

          KFH has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition with respect to all such shares of Common Stock that KFH is deemed to beneficially own.

          KFH and Jonathan M. Spiller, the President, Chief Executive Officer and a director of the Issuer, are parties to a certain agreement, dated as of January 18, 1996, pursuant to which KFH has granted certain beneficial ownership interests in the shares of Common Stock of the Issuer owned by KFH to Mr. Spiller. See Item 6 below for a more detailed description of the terms of such agreement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          KFH and Jonathan M. Spiller entered into an agreement, dated as of January 18, 1996, pursuant to which KFH granted a beneficial ownership interest in 316,823 shares of Common Stock of the Issuer owned by KFH. Such agreement provides that, in the event that KFH sells at least 452,604 shares of Common Stock of the Issuer in a single transaction, then Mr. Spiller shall have the option to either (i) pay to KFH an amount equal to the Spiller Acquisition Cost (as defined in such agreement), in which event Mr. Spiller will be entitled to receive stock certificates representing such 316,823 shares of Common Stock, or (ii) receive the net proceeds relating to 316,823 shares of Common Stock that are the subject of the sale by KFH, reduced by the Spiller Acquisition Cost relating to such shares of Common Stock so sold by KFH.

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                                                               Page 7 of 7 Pages

          In the event that KFH does not sell at least 452,604 shares of Common Stock as described above, then Mr. Spiller's rights to the 316,823 shares of Common Stock shall vest on January 18, 1999; provided, however, that, at such time, Mr. Spiller is the President and Chief Executive Officer of the Issuer and his Employment Agreement with the Issuer, dated as of January 18, 1996, is in full force and effect and Mr. Spiller is not in breach thereof; and, provided, further, that if

Mr. Spiller's Employment Agreement with the Issuer is terminated due to his death or disability, or without cause, prior to January 18, 1999, then a pro-rata portion of such 316,823 shares of Common Stock, based upon the number of months elapsed from January 18, 1996 in relation to 36 months, shall vest to Mr. Spiller.

          Unless sooner acquired by Mr. Spiller as hereinabove described, Mr. Spiller shall have the right to acquire any such vested shares of Common Stock pursuant to such agreement on January 18, 2001 upon payment by Spiller to KFH of the Spiller Acquisition Cost relating to such shares.


Item 7.   Material to be Filed as Exhibits

          1. Agreement, dated as of January 18, 1996, between KFH and Mr. Spiller.


          Signature

          The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 26, 1996

                                  KANDERS FLORIDA HOLDINGS, INC.



                                  By:  /s/ Warren B. Kanders
                                      ---------------------------
                                       Warren B. Kanders
                                       President


                                INDEX TO EXHIBITS

        99.1--Agreement between KFH and Mr. Spiller, dated as of January 18, 1996